UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DIGERATI TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25375L206

(CUSIP Number)

Michael Bogdan

Post Road Special Opportunity Fund II LP

2 Landmark Square, Suite 207

Stamford, Connecticut 06901

(203) 518-8460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 25375L206		Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,511,125(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,511,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,511,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	On November 17, 2020, Digerati Technologies, Inc. (the “Issuer”) issued to Post Road Special Opportunity Fund II LP (the “Fund”) a warrant (the “Warrant”) to purchase at any time 107,701,179 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”). On March 15, 2021, the Fund assigned to Post Road Special Opportunity Fund II Offshore LP (the “Offshore Fund”) all of the Fund’s right to exercise 24.32% of the Warrant, representing the right to exercise the Warrant at any time into 26,190,054 shares of Common Stock. The shares above represent the remaining 81,511,125 shares of the Common Stock into which the Fund may exercise the Warrant at any time.

SCHEDULE 13D
CUSIP No. 25375L206		Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Special Opportunity Fund II Offshore LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,190,054(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,190,054
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,190,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents the 26,190,054 shares of Common Stock into which the Offshore Fund may exercise the Warrant at any time.

SCHEDULE 13D
CUSIP No. 25375L206		Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road SOF GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Post Road Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 6 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Bogdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 7 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,701,179(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,701,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,701,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents all 107,701,179 shares of Common Stock that would result from the exercise of the Warrant.

SCHEDULE 13D
CUSIP No. 25375L206		Page 8 of 11

This Amendment No. 1 to Schedule 13D is filed to amend Items 2, 4, 5 and 7 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated to read as follows:

(a) This statement is filed by:

(i) Post Road Special Opportunity Fund II LP, a Delaware limited partnership (the “Fund”);

(ii) Post Road Special Opportunity Fund II Offshore LP, a Cayman Islands exempted limited partnership (the “Offshore Fund”);

(iii) Post Road SOF GP II LLC, a Delaware limited liability company and the general partner of each of the Fund and the Offshore Fund (the “General Partner”);

(iv) Post Road Group LP, a Delaware limited partnership registered as an investment adviser with the SEC and the manager and investment advisor of each of the Fund and the Offshore Fund (the “Manager”);

(v) Michael Bogdan, an individual and the Managing Partner of each of the General Partner and the Manager (“Mr. Bogdan”); and

(vi) Kevin C. Davis, an individual and the Managing Partner of each of the General Partner and the Manager (“Mr. Davis”).

The Fund, the Offshore Fund, the General Partner, the Manager, Mr. Bogdan and Mr. Davis may each be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons.”

(b) The principal business address of each Reporting Person is 2 Landmark Square, Suite 207, Stamford, Connecticut 06901.

(c) The principal business of each of the Fund and the Offshore Fund is to invest in loans and purchase debt or debt-like positions in operating businesses and in opportunistic special situations. The principal business of the General Partner is to serve as the general partner of each of the Fund and the Offshore Fund. The Manager provides investment advisory and management services and acts as the investment manager of each of the Fund and the Offshore Fund. Each of Messrs. Bogdan and Davis serves as the Managing Partner of each of the General Partner and the Manager.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

(i) The Fund - Delaware;

(ii) The Offshore Fund – Cayman Islands;

(iii) The General Partner - Delaware;

(iv) The Manager – Delaware;

(v) Mr. Bogdan – United States of America; and

(vi) Mr. Davis – United States of America.

SCHEDULE 13D
CUSIP No. 25375L206		Page 9 of 11

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On November 17, 2020, Digerati Technologies, Inc. (the “Issuer”) issued to the Fund a warrant (the “Warrant”) to purchase 107,701,179 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”). The Warrant is exercisable by the holder thereof at any time, including within 60 days of the Record Date (as defined below), at an exercise price of $0.01 per share.

On March 15, 2021, the Fund entered into the Assignment, a copy of which is attached hereto as Exhibit 99.1 (the “Assignment”), pursuant to which the Fund assigned to the Offshore Fund all of the Fund’s right to exercise 24.32% of the Warrant, representing the right to exercise the Warrant into 26,190,054 shares of Common Stock. Accordingly, as of the Record Date, the Fund had the right to exercise at any time the Warrant into 81,511,125 shares of Common Stock and the Offshore Fund had the right to exercise at any time the Warrant into 26,190,054 shares of Common Stock. The approximately 24.32% of the Warrant was assigned by the Fund to the Offshore Fund for consideration equal to that which the Fund originally paid to the Issuer for such portion of the Warrant.

The Reporting Persons expect that the Company will issue new warrants to the Fund and the Offshore Fund to purchase 81,511,125 and 26,190,054 shares of Common Stock, respectively, which warrants will be substantially identical to the Warrant, a copy of which is attached hereto as Exhibit 99.2.

The foregoing descriptions of the Assignment and the Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the Assignment and the Warrant, copies of which are attached hereto as Exhibit 99.1 and 99.2, respectively, and are incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) The percentages of ownership indicated in this Schedule 13D are calculated based on 136,958,000 shares of Common Stock outstanding as of March 15, 2021 (the “Record Date”), as provided by the Company.

As of the date of this Schedule 13D, the Warrant is exercisable into 107,701,179 shares (the “Warrant Shares”) of Common Stock (81,511,125 shares of which are exercisable by the Fund and 26,190,054 of which are exercisable by the Offshore Fund). The Warrant Shares, if issued, would have constituted approximately 44.0% of the Issuer’s outstanding shares as of the Record Date.

As of the date of this Schedule 13D, each Reporting Person may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Warrant Shares as follows:

(i) The Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 81,511,125 shares of Common Stock into which the Warrant may be exercised, which, if issued, would have constituted approximately 37.3% of the Issuer’s outstanding shares of Common Stock as of the Record Date.

SCHEDULE 13D
CUSIP No. 25375L206		Page 10 of 11

(ii) The Offshore Fund beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 26,190,054 shares of Common Stock into which the Warrant may be exercised, which, if issued, would have constituted approximately 16.1% of the Issuer’s outstanding shares of Common Stock as of the Record Date.

(iii) The General Partner, as the general partner of each of the Fund and the Offshore Fund, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all of the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 44.0% of the Issuer’s outstanding shares of Common Stock as of the Record Date. The General Partner disclaims beneficial ownership of the Warrant Shares for all other purposes.

(iv) The Manager, as the investment advisor of each of the Fund and the Offshore Fund, may be deemed to beneficially own (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) all of the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 44.0% of the Issuer’s outstanding shares of Common Stock as of the Record Date. The Manager disclaims beneficial ownership of the Warrant Shares for all other purposes.

(v) Each of Mr. Bogdan and Mr. Davis, as the Managing Partner of each of the General Partner and the Manager, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Warrant Shares beneficially owned by the Fund and the Offshore Fund, which, if issued, would have constituted approximately 44.0% of the Issuer’s outstanding Shares as of the Record Date. Each of Mr. Bogdan and Mr. Davis disclaims beneficial ownership of the Warrant Shares for all other purposes.

(b) The Fund has the power to vote or direct its vote of, and the power to dispose or direct the disposition of, 81,511,125 shares of Common Stock into which the Warrant is exercisable. The Offshore Fund has the power to vote or direct its vote of, and the power to dispose or direct the disposition of, 26,190,054 shares of Common Stock into which the Warrant is exercisable. The General Partner, the Manager and each of Mr. Bogdan and Mr. Davis may be deemed to share with (i) the Fund the power to vote or to direct the vote of, and to dispose or to direct the disposition of, 81,511,125 shares of Common Stock into which the Warrant is exercisable; and (ii) the Offshore Fund the power to vote or to direct the vote of, and to dispose or to direct the disposition of, 26,190,054 shares of Common Stock into which the Warrant is exercisable.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, as amended, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Warrant Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Assignment, dated March 15, 2021, executed by Post Road Special Opportunity Fund II LP.
99.2	Warrant, dated November 17, 2020, issued by Digerati Technologies, Inc. to Post Road Special Opportunity Fund II LP (incorporated by reference to Exhibit 4.4 to Digerati Technologies, Inc.’s Current Report on Form 8-K, filed by Digerati Technologies, Inc. with the United States Securities Exchange Commission on November 23, 2020).
99.3	Agreement Regarding the Joint Filing of Schedule 13D by and among Post Road Special Opportunity Fund II LP, Post Road Special Opportunity Fund II Offshore LP, Post Road SOF GP II LLC, Post Road Group LP, Michael Bogdan and Kevin C. Davis.

SCHEDULE 13D
CUSIP No. 25375L206		Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2021

Post Road Special Opportunity Fund II LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Special Opportunity Fund II Offshore LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road SOF GP II LLC

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

Post Road Group LP

By:	/s/ Michael Bogdan
Name:	Michael Bogdan
Title:	Managing Partner

By:	/s/ Michael Bogdan
Name:	Michael Bogdan

By:	/s/ Kevin C. Davis
Name:	Kevin C. Davis